SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 18, 2019

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on March 18, 2019.

BANCO MACRO S.A.

NOTICE OF SHAREHOLDERS’ MEETING

The Board of Directors of Banco Macro S.A. calls for a General and Special Shareholders’ Meeting to be held on April 30th 2019, at 11:00 AM, at the company’s principal place of business located at Avenida Eduardo Madero 1172, Autonomous City of Buenos Aires, to discuss the following Agenda:

AGENDA

1) Appoint two shareholders to sign the Minutes of the Shareholders’ Meeting.

2) Evaluate the documentation provided for in section 234, subsection 1 of Law No. 19550, for the fiscal year ended December 31st 2018.

3) Evaluate the management of the Board and the Supervisory Committee.

4) Evaluate the application of the retained earnings for the fiscal year ended December 31st 2018. Total Retained Earnings: AR$ 19,204,911,966.83 which the Board proposes may be applied as follows: a)  AR$ 3,145,848,599.32 to Legal Reserve Fund; b)  AR$ 3,475,668,970.21 to the Statutory Reserve Fund - Special for first-time application of IFRS, pursuant to Communication “A” 6618 issued by the Central Bank of the Republic of Argentina and c) AR$ 12,583,394,397.30 to the optional reserve fund for future profit distributions, pursuant to Communication “A” 5273 issued by the Central Bank of the Republic of Argentina.

5) Separate a portion of the optional reserve fund for future profit distributions in order to allow the application of AR$ 6,393,977,460 to the payment of a cash dividend, within 10 business days of its approval by the Shareholders’ Meeting. Delegate to the Board of Directors the power to determine the date of the effective availability to the Shareholders of the cash dividend.

6) Evaluate the remunerations of the members of the Board of Directors for the fiscal year ended December 31st 2018 within the limits as to profits, pursuant to section 261 of Law Nro. 19550 and the Rules of the Comisión Nacional de Valores (Argentine Securities Exchange Commission).

7) Evaluate the remunerations of the members of the Supervisory Committee for the fiscal year ended December 31st 2018.

8) Evaluate the remuneration of the independent auditor for the fiscal year ended December 31st 2018.

9) Appoint five regular directors and three alternate directors who shall hold office for three fiscal years.

10) Establish the number and designate the regular and alternate members of the Supervisory Committee who shall hold office for one fiscal year.

11) Appoint the independent auditor for the fiscal year to end on December 31st 2019.

12) Determine the auditing committee’s budget.

13) Evaluate the Preliminary Merger Agreement pursuant to which Banco del Tucumán S.A. shall be merged with and into Banco Macro S.A., dated March 8, 2019 and the special consolidated financial statements of merger prepared as of December 31, 2018 and based on the separate financial statements prepared by each merging company as of the same date.

14) Evaluate the exchange relationship between the shares of both merging companies.

15) Capital increase from AR$ 669,663,021 to AR$ 669,678,683, as a result of the merger of Banco del Tucumán S.A. into Banco Macro S.A. through the issuance of 15,662 Class B ordinary book-entry shares of par value AR$ 1 each, entitled to one vote per share, which shall rank pari passu with the outstanding shares at the time of the issuance of the former, to be delivered to the minority shareholders of the absorbed company in exchange for their shareholdings in the absorbed company. Apply for the incorporation of the new shares to the public offering regime and listing in the stock exchange. Delegate to the Board of Directors the preparation and fulfillment of all necessary documents to evidence such exchange.

16) Grant to the Board of Directors all necessary powers and authority for it to make all the amendments and changes eventually suggested by the competent authorities. Grant all necessary powers to execute and deliver the Final Agreement of Merger and carry out any acts or proceedings that may be necessary for the approval of the merger before the competent authorities, signing all public and private instruments that may be appropriate or convenient, being also authorized to accept and appeal eventual resolutions issued by such competent authorities.

17) Capital decrease due to the cancellation of AR$ 30,265,275 representative of 30,265,275 Class B shares, with a par value of Ps. 1 (one Peso) each and entitled to 1 (one) vote per share.

18) Evaluate the amendment of sections 4, 9, 10, 19, 20, 21 and 33 of the By-laws.

19) Adoption of the amended and restated by-laws.

20) Authorization to carry out all acts and filings that are necessary to obtain the administrative approval and registration of the resolutions adopted at the Shareholders’ Meeting.

THE BOARD OF DIRECTORS

NOTES: (i) When considering items 4, 5, 13, 14, 15, 16, 17, 18 and 19 of the Agenda, the Shareholders’ Meeting shall be held as a Special Meeting; (ii) In order to attend the Shareholders’ Meeting, all Shareholders shall by April 24th 2019, at Avenida Eduardo Madero 1182, Ciudad Autónoma de Buenos Aires, from 10 am to 3 pm: (a) deposit evidence or proof of their book-entry shares issued for such purpose by Caja de Valores S.A. and provide sufficient evidence of identity and legal capacity, as the case may be; (b) inform holder’s name and last name or complete corporate name, identity card type and number of individuals or, if the shareholder is a legal entity, then they shall furnish all registration data expressly stating the registry with which such legal entity filed all its organizational documents and the jurisdiction and domicile thereof and the domicile thereof. All persons attending the Shareholders’ Meeting in the name and on behalf of any shareholder shall provide identical information; and (c) all shareholders being trusts, foundations or any other similar legal entity, as well as all companies incorporated abroad, who shall in turn be registered with the relevant Public Registry under sections 118 or 123 of Law Nro. 19550, as amended, as the case may be, shall submit the documents required under section 26, Chapter II, Section II of the Rules of the Argentine Securities Exchange Commission; (iii) In order to comply with the Recommendation included in item V.2.5 of Exhibit III, Section IV of the Rules of the Argentine Securities Exchange Commission, attendants shall be requested to disclose, before putting the matter to a vote, the decision of each of the candidates to be elected as directors regarding the adoption or not of a Code of Corporate Governance and the reasons for taking such stand; and (iv) no person subject to the provisions regarding disqualification grounds provided for in section 10 of Act No. 21526 of Financial Entities and Communication "A" 6304 issued by the Central Bank of the Republic of Argentina may be nominated to be a member of the Board of Directors or the Supervisory Committee. The Board advises that the Shareholders’ Meeting shall not be held at the principal place of business located at Avenida Eduardo Madero 1182, Autonomous City of Buenos Aires.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 18, 2019

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer